1st Quarter 2022 Financial Results & Corporate Update May 9, 2022 Exhibit 99.2

Titelmasterformat durch Klicken bearbeitenThis Slide Presentation Includes Forward-looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: our expected revenues and net profit related to sales of our COVID-19 vaccine, referred to as COMIRNATY® where approved for use under full or conditional marketing authorization, in territories controlled by our collaboration partners, particularly for those figures that are derived from preliminary estimates provided by our partners; our pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to our other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the rate and degree of market acceptance of our COVID-19 vaccine and, if approved, our investigational medicines; the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs; the timing of and our ability to obtain and maintain regulatory approval for our product candidates; our collaboration with Pfizer to develop and market a COVID-19 vaccine (including a potential booster dose of BNT162b2 and/or a potential booster dose of a variation of BNT162b2 having a modified mRNA sequence); the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; our ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines; the impact of the COVID-19 pandemic on our development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for personal injury or death arising from the use of our COVID-19 vaccine and other products and product candidates developed or manufactured by us; our ability to progress our Malaria, Tuberculosis and HIV programs, including timing for selecting clinical candidates for these programs and the commencement of a clinical trial, as well as any data readouts; the nature and duration of support from the World Health Organization, the European Commission and other organizations with establishing infrastructure; the development of sustainable vaccine production and supply solutions on the African continent and the nature and feasibility of these solutions; our estimates of research and development revenues, commercial revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, shares outstanding; our ability and that of our collaborators to commercialize and market our product candidates, if approved, including our COVID-19 vaccine; our ability to manage our development and expansion; regulatory developments in the United States and foreign countries; our ability to effectively scale our production capabilities and manufacture our products, including our target COVID-19 vaccine production levels, and our product candidates; and other factors not known to us at this time. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in this presentation for the three months ended March 31, 2022 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof. 2

Safety Information 3 COMIRNATY® ▼(the Pfizer-BioNTech COVID-19 vaccine) has been granted conditional marketing authorization (CMA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in people from 5 years of age. The vaccine is administered as a primary course of 2 doses, 3 weeks apart. In addition, the CMA has been expanded to include a booster dose (third dose) at least 6 months after the second dose in individuals 12 years of age and older. For immunocompromised individuals, a third primary course dose may be given at least 28 days after the second dose. The European Medicines Agency’s (EMA’s) human medicines committee (CHMP) has completed its rigorous evaluation of COMIRNATY®, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available. IMPORTANT SAFETY INFORMATION: • Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine. • There is an increased risk of myocarditis and pericarditis following vaccination with Comirnaty. These conditions can develop within just a few days after vaccination, and have primarily occurred within 14 days. They have been observed more often after the second vaccination, and more often in younger males. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general. • Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e.g. dizziness, palpitations, increases in heart rate, alterations in blood pressure, paraesthesia, hypoaesthesia and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting. • Vaccination should be postponed in individuals suffering from acute severe febrile illness or acute infection. The presence of a minor infection and/or low-grade fever should not delay vaccination. • As with other intramuscular injections, the vaccine should be given with caution in individuals receiving anticoagulant therapy or those with thrombocytopenia or any coagulation disorder (such as haemophilia) because bleeding or bruising may occur following an intramuscular administration in these individuals. • The efficacy and safety of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of Comirnaty may be lower in immunocompromised individuals. As with any vaccine, vaccination with COMIRNATY® may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of vaccine. • In clinical studies, adverse reactions in participants 16 years of age and older were injection site pain (> 80%), fatigue (> 60%), headache (> 50%), myalgia and chills (> 30%), arthralgia (> 20%), pyrexia and injection site swelling (> 10%) and were usually mild or moderate in intensity and resolved within a few days after vaccination. A slightly lower frequency of reactogenicity events was associated with greater age. • The overall safety profile of COMIRNATY® in participants 5 to 15 years of age was similar to that seen in participants 16 years of age and older. • The most frequent adverse reactions in children 5 to 11 years of age were injection site pain (>80%), fatigue (>50%), headache (>30%), injection site redness and swelling (>20%), myalgia and chills (>10%). • The most frequent adverse reactions in clinical trial participants 12 to 15 years of age were injection site pain (> 90%), fatigue and headache (> 70%), myalgia and chills (> 40%), arthralgia and pyrexia (> 20%). • A large amount of observational data from pregnant women vaccinated with Comirnaty during the second and third trimester have not shown an increase in adverse pregnancy outcomes. While data on pregnancy outcomes following vaccination during the first trimester are presently limited, no increased risk for miscarriage has been seen. Animal studies do not indicate direct or indirect harmful effects with respect to pregnancy, embryo/foetal development, parturition or post-natal development. Comirnaty can be used during pregnancy. • No effects on the breast fed newborn/infant are anticipated since the systemic exposure of breast feeding woman to Comirnaty is negligible. Observational data from women who were breast feeding after vaccination have not shown a risk for adverse effects in breast fed newborns/infants. Comirnaty can be used during breast feeding. Interactions with other medicinal products or concomitant administration of COMIRNATY® with other vaccines has not been studied. • For complete information on the safety of COMIRNATY® always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website. The black equilateral triangle ▼ denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilance or directly to BioNTech using email medinfo@biontech.de, telephone +49 6131 9084 0, or via the website www.biontech.de

Safety Information 4 AUTHORIZED USE IN THE U.S. COMIRNATY® (COVID-19 Vaccine, mRNA) is an FDA-approved COVID-19 vaccine for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 16 years of age and older. It is also authorized under EUA to provide a 2-dose primary series to individuals 5 years of age and older, a third primary series dose to individuals 5 years of age and older who have been determined to have certain kinds of immunocompromise, a single booster dose to individuals 12 years of age and older who have completed a primary series with Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY®, a single booster dose to individuals 18 years of age and older who have completed primary vaccination with a different authorized COVID-19 vaccine, a second booster dose to individuals 50 years of age and older who have received a first booster dose of any authorized COVID-19 vaccine; and a second booster dose to individuals 12 years of age and older who have been determined to have certain kinds of immunocompromise and who have received a first booster dose of any authorized COVID-19 vaccine. The booster schedule is based on the labeling information of the vaccine used for the primary series. IMPORTANT SAFETY INFORMATION Individuals should not get the vaccine if they: • had a severe allergic reaction after a previous dose of this vaccine • had a severe allergic reaction to any ingredient of this vaccine Individuals should tell the vaccination provider about all of their medical conditions, including if they: • have any allergies • have had myocarditis (inflammation of the heart muscle) or pericarditis (inflammation of the lining outside the heart) • have a fever • have a bleeding disorder or are on a blood thinner • are immunocompromised or are on a medicine that affects the immune system • are pregnant, plan to become pregnant, or are breastfeeding • have received another COVID-19 vaccine • have ever fainted in association with an injection The vaccine may not protect everyone. Side effects reported with the vaccine include: • There is a remote chance that the vaccine could cause a severe allergic reaction o A severe allergic reaction would usually occur within a few minutes to 1 hour after getting a dose of the vaccine. For this reason, vaccination providers may ask individuals to stay at the place where they received the vaccine for monitoring after vaccination o Signs of a severe allergic reaction can include difficulty breathing, swelling of the face and throat, a fast heartbeat, a bad rash all over the body, dizziness, and weakness o If an individual experiences a severe allergic reaction, they should call 9-1-1 or go to the nearest hospital • Myocarditis (inflammation of the heart muscle) and pericarditis (inflammation of the lining outside the heart) have occurred in some people who have received the vaccine, more commonly in males under 40 years of age than among females and older males. In most of these people, symptoms began within a few days following receipt of the second dose of the vaccine. The chance of having this occur is very low. Individuals should seek medical attention right away if they have any of the following symptoms after receiving the vaccine: o chest pain o shortness of breath o feelings of having a fast-beating, fluttering, or pounding heart • Additional side effects that have been reported with the vaccine include: • severe allergic reactions; non-severe allergic reactions such as injection site pain; tiredness; headache; muscle pain; chills; joint pain; fever; injection site swelling; injection site redness; nausea; feeling unwell; swollen lymph nodes (lymphadenopathy); decreased appetite; diarrhea; vomiting; arm pain; and fainting in association with injection of the vaccine • These may not be all the possible side effects of the vaccine. Serious and unexpected side effects may occur. The possible side effects of the vaccine are still being studied in clinical trials. Call the vaccination provider or healthcare provider about bothersome side effects or side effects that do not go away Data on administration of this vaccine at the same time as other vaccines have not yet been submitted to FDA. Individuals considering receiving this vaccine with other vaccines should discuss their options with their healthcare provider. Patients should always ask their healthcare providers for medical advice about adverse events. Individuals are encouraged to report negative side effects of vaccines to the US Food and Drug Administration (FDA) and the Centers for Disease Control and Prevention (CDC). Visit https://www.vaers.hhs.gov or call 1‐800‐ 822‐7967. In addition, side effects can be reported to Pfizer Inc. at www.pfizersafetyreporting.com or by calling 1-800-438-1985.

Corporate Outlook Ryan Richardson, Chief Strategy Officer Financial Results Jens Holstein, CFO Pipeline Update Özlem Türeci, CMO First Quarter 2022 Highlights Ugur Sahin, CEO 5

Titelmasterformat durch Klicken bearbeitenOur Vision: Harnessing The Power Of The Immune System To Fight Human Diseases Multi-Platform, Technology Agnostic Strategy Diversified Product Pipeline Fully Integrated Biotechnology Company Immunotherapy powerhouse expanding the therapeutic universe Global Social Responsibility • Focus on high medical needs • Democratize access to novel medicines 6

Highlights in Q1 2022

Q1 2022 Highlights

Corporate Updates

- Reported Q1 total revenues of €6.4 bn[1]
- Signed pandemic preparedness contract with Federal Republic of Germany through 2027
- Multiple new deals signed:
  - Matinas lipid nanocrystal collaboration
  - Regeneron collaboration to advance BNT116 in combination with Libtayo in NSCLC

COVID-19 Vaccine Leadership

- Invoiced ~750 m doses globally in Q1
- FDA authorized 4th dose in adults 50 years+ and in immunocompromised individuals 12 years+
- Continued label expansion in multiple regions for booster dose in 12+ years

Pipeline Advancement

- BNT211 (CLDN6 CAR-T cell therapy) Phase 1/2 data presented at AACR showed manageable safety profile and signs of clinical activity
- First RiboMab BNT141 (CLDN18.2 antibody) entered Phase 1 clinical study in solid tumors

1 BioNTech's profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2021 as well as the Quarterly Report as of and for the three months ended March 31, 2022, filed as an exhibit to BioNTech's Current Report on Form 6-K . Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively.
NSCLC = non-small cell lung cancer

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Titelmasterformat durch Klicken bearbeiten Proactive Approach to Managing COVID-19 at a Global Scale • Delivered nearly 3.4 bn1 doses cumulatively to >175 countries and regions • On track to achieve pledge to deliver a total of 2 bn doses to low- and middle-income countries by end of 2022 • Optimized formulation • Pediatric label expansion • Submission for boosters in children 5 to <12 yrs • Evaluating 3-dose primary regimen in children 6 months to <5 yrs; data expected in coming weeks • Future pandemic preparedness • Monitoring of emerging variants • Rapid data-guided vaccine adaptation • Pre-emptive approach to variants • Comprehensive variant-adapted and next-gen vaccine development program • Broad research program to study anti-SARS-CoV-2 immune profile after vaccinations, boosters, breakthrough infections to inform strategy ✓ ✓ ✓ 1 As of end-April 20228 ✓ Innovation to stay ahead of COVID-19 Strong global position to tackle COVID-19 pandemic

Titelmasterformat durch Klicken bearbeiten Waves of Innovation Propel Us Toward Our Vision COVID-19 Vaccine Oncology Infectious Diseases New Disease Areas Driving Transformation TODAY… Near- and Mid-Term… Long-Term 5 RANDOMIZED PHASE 2 TRIALS 1 MARKETED VACCINE 10+ PRECLINICAL PROGRAMS 1 PHASE 1 PROGRAM 16 PROGRAMS IN 20 CLINICAL TRIALS PRESENT: MULTIPLE PROGRAMS IN LEAD-CANDIDATE SELECTION Potential for multiple product launches in next 3-5 years Once in a generation opportunity to transform medicine 9

Corporate Outlook Ryan Richardson, Chief Strategy Officer Financial Results Jens Holstein, CFO Pipeline Update Özlem Türeci, CMO First Quarter 2022 Highlights Ugur Sahin, CEO 10

COVID-19 Vaccine R&D Strategy to Drive Pandemic Preparedness

	Purpose	Latest Developments
Landscape Research	Inform Understanding of Dynamic SARS-CoV-2 Immunity	See below
Product Research	Explore Various Follow-On and Next-Gen Vaccine Approaches	COMIRNATY; Omicron-Adapted; Mono-/ Multi-valent; T Cell Enhancing; Pan-Coronavirus covering
Product Development	Assess Safety, Tolerability and Immunogenicity of Variant-Adapted Vaccines	Emerging data from ongoing clinical trials evaluating mono- or bivalent variant adapted vaccines will be reviewed and discussed with regulators

Landscape Research – Latest Developments

CSH Cold Spring Harbor Laboratory

bioRχiv

THE PREPRINT SERVER FOR BIOLOGY

bioRxiv posts many COVID19-related papers. A reminder: they have not been formally peer-reviewed and should not guide health-related behavior or be reported in the press as conclusive.

New Results

Follow this prep

Omicron breakthrough infection drives cross-variant neutralization and memory B cell formation

Jasmin Quandt, Alexander Muik, Nadine Salisch, Bonny Gaby Lui, Sebastian Lutz, Kimberly Krüger, Ann-Kathrin Wallisch, Petra Adams-Quack, Maren Bacher, Andrew Finlayson, Orkun Ozhelvaci, Isabel Vogler, Katharina Grikscheit, Sebastian Hoehl, Udo Goetsch, Sandra Ciesek, Özlem Türeci, Ugur Sahin doi: https://doi.org/10.1101/2022.04.01.486695

Omicron Infection After Vaccination Drives Cross-Variant Neutralization and B Cell Immunity[1]

- Exposure to Omicron spike boosts strong and broad neutralizing activity against SARS-CoV-2 VOCs
- Robust recall and expansion of preformed memory B cells that recognize epitopes shared across variants

Data suggest Omicron-adapted vaccination after COMIRNATY could provide similar cross-strain immunity

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1 bioRxiv. Omicron breakthrough infection drives cross-variant neutralization and memory B cell formation; April 1, 2022. Available at: https://www.biorxiv.org/content/10.1101/2022.04.01.486695v1.full.pdf

VOC, variants of concern

BIONTECH

Comprehensive Clinical Response Strategy to Omicron Variant

Assessing Safety, Tolerability and Immunogenicity of an Omicron-Adapted Vaccine

Evaluating different Omicron-adapted monovalent vaccine regimens

- N~1500, 18-55 years
- Vaccine experienced and naïve subjects

1 3rd dose or 3rd+4th dose		2 4th dose		3 3-dose primary regimen
BNT162b2	Omicron-adapted vaccine	BNT162b2	Omicron-adapted vaccine	Omicron-adapted vaccine



Vaccine naïve subjects

Evaluating bivalent Wild-Type/Omicron-adapted and Omicron-adapted vaccines

- N~650, >55 years
- Two dosages: 30 µg and 60 µg

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BioNTech. Available at: https://investors.biontech.de/news-releases/news-release-details/pfizer-and-biontech-initiate-study-evaluate-omicron-based-covid. Accessed January 2022; ClinicalTrials.gov. Available at: https://www.clinicaltrials.gov/ct2/show/NCT04955626. Accessed March 2022.

BIONTECH

Oncology: Advancement Across Multiple Modalities and Indications

Drug class	Platform	Product candidate	Indication (targets)	Pre-clinical	Phase 1	Phase 2	Phase 3
mRNA	FixVac (fixed combination of shared cancer antigens)	BNT111	Advanced melanoma				
		BNT112	Prostate cancer				
		BNT113	HPV16+ head and neck cancer				
		BNT115[1]	Ovarian cancer[1]				
		BNT116	NSCLC				
	iNeST (patient specific cancer antigen immune therapy)	Autogene cevumeran (BNT122)[2]	1L melanoma				
			Adjuvant colorectal cancer				
			Solid tumors				
	Intratumoral Immunotherapy	SAR441000 (BNT131)[3]	Solid tumors (IL-12sc, IL15-sushi, GM-CSF, IFNα)				
	RiboMabs (mRNA-encoded antibodies)	BNT141	Multiple solid tumors (CLDN18.2)				
		BNT142	Multiple solid tumors (CD3+CLDN6)				
	RiboCytokines (mRNA-encoded cytokines)	BNT151	Multiple solid tumors (optimized IL-2)				
		BNT152, BNT153	Multiple solid tumors (IL-7, IL-2)				
Cell Therapies	CAR-T Cells + Carvac	BNT211	Multiple solid tumors (CLDN6)				
		BNT212	Pancreatic, other cancers (CLDN18.2)				
	Neoantigen-based T cells	BNT221 (NEO-PTC-01)	Multiple solid tumors				
	TCR engineered T cells	To be selected	All tumors				
Antibodies	Next-Gen CP Immunomodulators	GEN1046 (BNT311)[4]	Metastatic NSCLC (PD-L1x4-1BB)				
			Multiple solid tumors (PD-L1x4-1BB)				
		GEN1042 (BNT312)[4]	Multiple solid tumors (CD40x4-1BB)				
	Targeted Cancer Antibodies	BNT321 (MVT-5873)	Pancreatic cancer (sLea)				
SMIM	Toll-Like Receptor Binding	BNT411	Solid tumors (TLR7)				

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[1]BNT115 is currently being studied in an investigator-initiated Phase 1 trial. [2]Collaboration with Genentech [3]Collaboration with Sanofi. [4]Collaboration with Genmab.
SMIM, Small Molecule Immunomodulators

BIONTECH

Focused Execution in 2022 Across 5 Phase 2 Programs in Various Solid Tumor Types

Platform	**FixVac** Off-the-shelf mRNA vaccine		**iNeST** Individualized mRNA immunotherapy		**Bispecific** Next-generation immunotherapy
Program	**BNT111** R/R Melanoma	**BNT113** HPV16+ HNSCC	Autogene cevumeran **BNT122**[1] 1L Melanoma	Autogene cevumeran **BNT122**[1] Adjuvant colorectal cancer	**BNT311**[2] R/R NSCLC
How	• Encodes 4 tumor-associated antigens covering >90% of cutaneous melanoma patients • U.S. Fast Track Designation and Orphan Drug Designation	• Encodes HPV16 oncoproteins E6 & E7	• Targets 20 neo-antigens unique to each patient • Data update expected 2H 2022	• Targets 20 neo-antigens unique to each patient	• Conditional 4-1BB co-stimulation while blocking PD(L)1 axis
Why	• Potential to improve outcomes in combo with anti-PD1	• Potential for synergistic anti-tumor effect in combination with anti-PD1	• Trial success may unlock 1L use of iNeST as combination therapy with anti-PD(L)1 in anti-PD1-naive advanced cancers	• Potential to address residual cancer cells that remain – focus on recurrence free survival	• Enhances T cell and NK cell function and targets them to tumor lesions

R/R, refractory/relapsed; HPV16+, human papilloma virus type 16 positive; HNSCC, head and neck squamous cell carcinoma; NK cell, Natural killer cell, CPI, checkpoint inhibitor
1 Collaboration with Genentech, 2 Collaboration with Genmab.

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BIONTECH

BNT211: CAR-T Cell Program with Potential Targeting Multiple High-Need Solid Tumors

2nd generation CAR
- Directed against CLDN6
  - Cancer specific carcino-embryonic antigen
  - Expressed in multiple solid cancers with high medical need

CARVac
- drives in vivo expansion, persistence and efficacy of CAR-T cells

CLDN6 not present in healthy tissues



CLDN6 expressed in multiple cancers



BNT211 CAR Structure


extracellular
intracellular
αCLDN6 scFv
CD8 hinge
4-1BB
CD3ζ


Patients with CLDN6+ relapsed/ refractory solid tumors (up to 36 patients)
High CLDN6 expression
Part 1: monotherapy CLDN6 CAR-T dose escalation:
1x10^7 CAR-T (DL1)
1x10^8 CAR-T (DL2)
1x10^9 CAR-T (DL3)
Part 2: combination therapy CLDN6 CAR-T dose escalation + CLDN6 CARVac:
1x10^7 CAR-T (DL1)
1x10^8 CAR-T (DL2)
1x10^9 CAR-T (DL3)
RP2D
Part 3 Expansion Cohorts
Ovarian Cancer
Testicular Cancer
Endometrial Cancer
Lung Cancer
Gastric Cancer
Tumors NOS

CLDN6, Claudin-6; CAR-T cells, chimeric antigen receptor engineered T cells; scFv, single chain variable fragment; RP2D, recommended Phase 2 dose; NOS, not otherwise specified; Reinhard K, et al. Science 2020; 367:446-453

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BIONTECH

BNT211: CAR-T in Solid Tumors Encouraging Efficacy and Safety Profiles Presented at AACR

Safety

CLDN6 CAR-T cells as monotherapy or combined with CARVac well tolerated at dose levels evaluated to date ($1x10^7$ and $1x10^8$ CAR-T)

- Grade 1-2 CRS seen in 70% of patients at $1x10^8$ CAR-T dose, manageable by administration of tocilizumab
- 2 DLTs observed, both patients fully recovered and showed clinical benefit
- MTD not reached yet

Efficacy

- Robust CAR-T engraftment achieved in all patients translating into clinical activity: ORR 43%, DCR of 86% in evaluable patients (n=14; $1x10^7$ and $1x10^8$ CAR-T)
  - 6 PR, 5 SD+, 1 SD (Testicular, ovarian and other tumors, 6 weeks post-infusion)
  - 5 testicular cancer patients show promising responses at $1x10^8$ CAR-T: ORR 80%, DCR 100%; 1 CR, 3 PR, 1 SD
- CARVac supports CAR-T engraftment and mediates physiologic expansion plus upregulation of survival pathways
- Some patients show continuing CAR-T persistence (>150 days post infusion)
- Patients with initial PR showed further deepening of responses

Data cut-off: MAR 10, 2022
DL1: $1x10^7$ CAR-T; DL2: $1x10^8$ CAR-T
CLDN6, Claudin-6; DLT, dose-limiting toxicity; MTD, maximum tolerated dose; CRS, cytokine release syndrome; CR, complete response; DCR, disease control rate; DL, dose level; ORR, overall response rate; PR, partial response; SD, stable disease

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BIONTECH

Titelmasterformat durch Klicken bearbeiten 0 50 100 150 104 105 106 107 108 109 1010 Days post infusion C A R -T c e ll s [ to ta l c o u n ts ] 0 50 100 150 104 105 106 107 108 109 1010 Days post infusion C A R -T c e ll s [ to ta l c o u n ts ] 0 50 100 150 104 105 106 107 108 109 1010 Days post infusion C A R -T c e ll s [ to ta l c o u n ts ] 0 50 100 150 104 105 106 107 108 109 1010 Days post infusion C A R -T c e ll s [ to ta l c o u n ts ] Cohort DL1: 1x107 CAR-T mono (n = 3) 1x107 CAR-T + CARVac (n = 3) DL2: 1x108 CAR-T mono (n = 6) 1x108 CAR-T + CARVac (n = 4) CRS, n 0 (0%) 1 (33%) 4 (66%) 3 (75%) PR, n* 0 (0%) 1 (33%) 2 (33%) 3 (75%) SD, n* 1 (33%) 0 (0%) 3 (50%) 1 (25%) ORR* 0% 33%** 33% 75% DCR* 33% 33%** 83% 100% Robust CAR-T Engraftment Seen in all Patients and Persisting CAR-T in Responding Patients Data cut-off: MAR 10, 2022. DL1: 1x107 CAR-T; DL2: 1x108 CAR-T CRS, cytokine release syndrome; DCR, disease control rate; DL, dose level; DLT, dose-limiting toxicity; ORR, overall response rate; PR, partial response; SD, stable disease; *At first tumor assessment (6 weeks post infusion); **2 patients died due to disease progression before first tumor assessment. LLOQ DL1 DL2 C A R V a c C A R V a c 17

Efficacy Observed at 6 Weeks Post Infusion



DL1:
1x10⁷ CAR-T
mono
DL1:
1x10⁷ CAR-T
+ CARVac
DL2:
1x10⁸ CAR-T mono
DL2:
1x10⁸ CAR-T
+ CARVac
Pat#1
Pat#2
Pat#3
Pat#4
Pat#5
Pat#6
Pat#1*
ACT
6 weeks
12 weeks
18 weeks
24 weeks
30 weeks
36 weeks
42 weeks
48 weeks
CR
PR
SD+
SD
PD
Redosing
Part 1 → 2
EoT
Testicular
Ovarian
Others
Non-evaluable
Not included

6 Weeks Post Infusion in Testicular, Ovarian and Other Tumors:

- ORR 43% (6/14)
- DCR 86% (12/14)
- 6 PR, 5 SD+, 1 SD

Data cut-off: MAR 10, 2022.
DL1: 1x10[7] CAR-T; DL2: 1x10[8] CAR-T
DL, dose level; CR, complete response; DCR, disease control rate; EoT, end of trial (due to PD); ORR, overall response rate; PD, progressive disease; PR, partial response; SD, stable disease, SD+, SD with shrinkage of target lesions; *50% lymphodepletion

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BIONTECH

Titelmasterformat durch Klicken bearbeiten Continuing Responses in Testicular Cancer with One PR Deepening to CR Best response Durability of responses Testicular cancer patients: DL1: 1x107 CAR-T mono DL1: 1x107 CAR-T + CARVac DL2: 1x108 CAR-T + CARVac Testicular Ovarian Others 19 PR, partial response; CR, complete response; DL, dose level

Responses in Two Testicular Cancer Patients with Relapse After Prior Treatment

Columns: Baseline | 6 weeks post infusion | 12 weeks post infusion | Post 12-week scan

Patient 1

61-year-old male patient diagnosed 2008

(DL2: $1x10^8$)

Baseline:



6 weeks post infusion:



12 weeks post infusion:



Post 12-week scan:

- No new lesions detected
- Tumor marker (AFP) at normal level
- Patient has ongoing CR

Patient 2

56-year-old male patient diagnosed 2020

(DL1: $1x10^7$ + CARVac)

Baseline:



6 weeks post infusion:



12 weeks post infusion:



Post 12-week scan:

- After initial response New lesions were detected
- On-treatment biopsy showed positivity for CLDN6
- Patient was re-dosed on d197

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Data cut-off: MAR 10, 2022

AFP, alpha-fetoprotein; CR, complete response; CLDN6, Claudin-6.

Corporate Outlook Ryan Richardson, Chief Strategy Officer Financial Results Jens Holstein, CFO Pipeline Update Özlem Türeci, CMO First Quarter 2022 Highlights Ugur Sahin, CEO 21

Titelmasterformat durch Klicken bearbeiten €6.4 bn €4.8 bn €6.2 bn + €12.7 bn Key Highlights For Q1 2022 Total Revenues1 Operating Result Diluted EPS Cash and Trade Receivables €14.24 22 1 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2021 as well as the Quarterly Report as of and for the three months ended March 31, 2022, filed as an exhibit to BioNTech’s Current Report on Form 6-K . Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively.

Titelmasterformat durch Klicken bearbeiten First Quarter 2022 COVID-19 Vaccine Commercial Revenues Strong Q1 2022 - BioNTech reiterates 2022 financial year guidance COVID-19 vaccine sales to collaboration partners of products manufactured by BioNTech Direct COVID-19 vaccine sales to customers in BioNTech’s territory Share of gross profit from COVID-19 vaccine sales in the Pfizer and Fosun Pharma territory (100% gross margin) 23 €6.4 bn Q1 2022 €4.6 bn €1.2 bn €0.6 bn 1 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2021 as well as the Quarterly Report as of and for the three months ended March 31, 2022, filed as an exhibit to BioNTech’s Current Report on Form 6-K . Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively.

Titelmasterformat durch Klicken bearbeiten Q1 2022 Financial Results – Profit or Loss (in millions, except per share data)1 Q1 2022 Q1 2021 Research & development revenues €12.4 €20.9 Commercial revenues2 6,362.2 2,027.5 Total revenues €6,374.6 €2,048.4 Cost of sales (1,294.1) (233.1) Research and development expenses (285.8) (216.2) Sales and marketing expenses (14.3) (8.7) General and administrative expenses (90.8) (38.9) Other operating income less expenses 63.1 110.7 Operating income €4,752.7 €1,662.2 Finance income less expenses 265.4 (19.9) Income taxes (1,319.3) (514.2) Profit for the period €3,698.8 €1,128.1 Earnings per share Basic profit for the period per share €15.13 €4.64 Diluted profit for the period per share €14.24 €4.39 1 Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the table context. Presentation of the consolidated statements of profit or loss has been condensed. 2 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2021 as well as the Quarterly Report as of and for the three months ended March 31, 2022, filed as an exhibit to BioNTech’s Current Report on Form 6-K . Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively. 24

Titelmasterformat durch Klicken bearbeiten 2022 Financial Year Guidance Reiterated 1 Ranges reflect current base case projections and do not include potential effects caused by or driven from additional collaborations or potential M&A transactions. 2 BioNTech Group estimated annual effective income tax rate decreased from 31.6% (FY 2021) to ~28% (FY 2022) mainly due to decreasing average trade tax rates. COVID-19 Vaccine Revenues for FY 20221 Estimated BioNTech COVID-19 vaccine revenues € 13 – 17 bn Planned FY 2022 Expenses and Capex1 R&D expenses € 1,400 - 1,500 m SG&A expenses € 450 - 550 m Capital expenditure € 450 - 550 m Estimated FY 2022 Tax Assumptions BioNTech Group estimated annual effective income tax rate ~28%2 25

Corporate Outlook Ryan Richardson, Chief Strategy Officer Financial Results Jens Holstein, CFO Pipeline Update Özlem Türeci, CMO First Quarter 2022 Highlights Ugur Sahin, CEO 26

Titelmasterformat durch Klicken bearbeiten Significant Pipeline Expansion and Maturation Expected in 2022 • Initiate 4 FIH vaccine trials • 10+ additional mRNA vaccine programs • Precision antibacterials Expand in Infectious Disease • First randomized Phase 2 readout • Prepare for registrational trials • POC data for CAR-T cell therapy Execute in Oncology Continue COVID-19 Vaccine Leadership • Label & geographic expansion • Next-generation vaccines • Innovations for pandemic preparedness Invest in Foundation to Enable Accelerated Innovation and Expansion Digital & AI Capabilities | Technologies | Development Team | Manufacturing | Global Footprint • Autoimmune disease • Regenerative medicine • Cardiovascular disease Advance into New Therapeutic Areas 27

Titelmasterformat durch Klicken bearbeiten COVID-19 Vaccine Outlook 2022 Upcoming Data BNT162b2 Timing • Data for 4th dose in adults, aged 16 to 65 years2 ongoing • Data for 3-dose regimen in children, aged 6 months to <5 years coming weeks Follow-on and next generation vaccines • Omicron-adapted vaccine: monovalent, bivalent - 3rd and/or 4th dose coming weeks • Multiple updates: Follow on and next-gen vaccines 2H 1 As of mid-April 2022; In combination with contracts entered into by Pfizer28 Order Book for 20221: ~2.4 bn doses Pipeline of variant-adapted and next generation COVID-19 vaccines in multiple active clinical trials

Titelmasterformat durch Klicken bearbeiten Further Expected Pipeline Milestones in 2022 HSV 2, Herpes simplex virus type 2; FPD, first patient dosed; CLDN, Claudin; NSCLC, non-small cell lung cancer 1 Partnered with Pfizer, 2 Collaboration with BMGF, 3 Partnered with Genentech Infectious Diseases Timing • Shingles vaccine1 2H • Tuberculosis vaccine2 2H • HSV 2 vaccine 2H • Malaria vaccine 2H 4 Infectious Disease First-In-Human Trial Starts Oncology • BNT141 – RiboMab, solid tumors FPD in January • BNT142 – RiboMab, solid tumors 1H • BNT116 – FixVac in combination w/Libtayo, NSCLC 2H ✓ 3 Oncology First-in-Human Trial Starts Data Updates • BNT161 – Influenza mRNA vaccine1 • BNT1223 Phase 2 – iNeST in combination w/Pembrolizumab, 1L Melanoma 2022 2H • BNT211 Phase 1/2 – CAR-T/CLDN6+, multiple solid tumors 2H 3 Data Updates 29

30 SAVE THE DATE Virtual Capital Markets Day Annual General Meeting June 29, 2022 June 1, 2022 30